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                                                                   EXHIBIT 12.1

                                                                      Exhibit A

                                 POPULAR, INC.
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS
                             (Dollars in thousands)

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
                                                                                       Year Ended December 31,
                                                                     ------------------------------------------------------------
                                                                       First
                                                                      Quarter
                                                                       2003        2002         2001         2000         1999
                                                                     ------------------------------------------------------------

Income before income taxes                                           $130,070   $  469,436   $  409,114   $  375,748   $  340,224

Fixed charges :

     Interest expense                                                 193,521      843,467    1,018,877    1,167,396      897,932
     Estimated interest component
       of net rental payments                                           4,075       15,123       14,176       13,110       10,970

     Total fixed charges including
       interest on deposits                                           197,596      858,590    1,033,053    1,180,506      908,902

     Less: Interest on deposits                                        94,195      431,128      518,168      529,373      452,215

     Total fixed charges excluding
       interest on deposits                                           103,401      427,462      514,885      651,133      456,687

Income before income taxes and
  fixed charges(including interest
     on deposits)                                                    $327,666   $1,328,026   $1,442,167   $1,556,254   $1,249,126

Income before income taxes and
  fixed charges(excluding interest
     on deposits)                                                    $233,471   $  896,898   $  923,999   $1,026,881   $  796,911

Preferred stock dividends                                                 949        2,510        8,350        8,350        8,350

Ratio of earnings to fixed charges

     Including Interest on Deposits                                       1.7          1.5          1.4          1.3          1.4

     Excluding Interest on Deposits                                       2.3          2.1          1.8          1.6          1.7

Ratio of earnings to fixed charges & Preferred Stock Dividends

     Including Interest on Deposits                                       1.7          1.5          1.4          1.3          1.4

     Excluding Interest on Deposits                                       2.2          2.1          1.8          1.6          1.7
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